UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2010.

Comission File Number 001-32535

Bancolombia S.A.
(Translation of registrant’s name into English)

Carrera 48 # 26-85, Avenida Los Industriales
Medellín, Colombia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

    __________________________________________________________________________________

EXPLANATORY NOTE

THE REGISTRANT IS FILING THIS REPORT ON FORM 6-K WHICH CONTAINS THE FOLLOWING EXHIBITS THAT ARE HEREBY INCORPORATED BY REFERENCE AS EXHIBITS TO THE REGISTRANT’S REGISTRATION STATEMENT ON FORM F-3 FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 13, 2010 (FILE NO. 333-168077).

EXHIBITS

Number	Description

1.3	Underwriting Agreement dated July 19, 2010, between Bancolombia S.A. and the underwriters named therein relating to Bancolombia’s 6.125% Subordinated Notes due 2020.

4.9	Indenture dated July 26, 2010, between Bancolombia S.A. and The Bank of New York Mellon, as Trustee relating to Bancolombia’s 6.125% Subordinated Notes due 2020.

4.10	Form of Global Subordinated Note due 2020 (included in Exhibit 4.9).

5.3	Opinion of Gómez-Pinzón Zuleta Abogados S.A.

5.4	Opinion of Sullivan & Cromwell LLP

8.1	Opinion of Gómez-Pinzón Zuleta Abogados S.A. as to certain matters of Colombian taxation.

8.2	Opinion of Sullivan & Cromwell LLP as to certain matters of U.S. taxation.

23.4	Consent of Gómez-Pinzón Zuleta Abogados S.A. (included in Exhibit 5.3 and 8.1).

23.5	Consent of Sullivan & Cromwell LLP (included in Exhibit 5.4 and 8.2).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
BANCOLOMBIA S.A. (Registrant)
Date: July 27, 2010	By:	/s/ JAIME ALBERTO VELÁSQUEZ BOTERO
		Name:	Jaime Alberto Velásquez Botero
		Title:	Chief Financial Officer

EXHIBIT INDEX

Number	Description

1.3	Underwriting Agreement dated July 19, 2010, between Bancolombia S.A. and the underwriters named therein relating to Bancolombia’s 6.125% Subordinated Notes due 2020.

4.9	Indenture dated July 26, 2010, between Bancolombia S.A. and The Bank of New York Mellon, as Trustee relating to Bancolombia’s 6.125% Subordinated Notes due 2020.

4.10	Form of Global Subordinated Note due 2020 (included in Exhibit 4.9).

5.3	Opinion of Gómez-Pinzón Zuleta Abogados S.A.

5.4	Opinion of Sullivan & Cromwell LLP

8.1	Opinion of Gómez-Pinzón Zuleta Abogados S.A. as to certain matters of Colombian taxation.

8.2	Opinion of Sullivan & Cromwell LLP as to certain matters of U.S. taxation.

23.4	Consent of Gómez-Pinzón Zuleta Abogados S.A. (included in Exhibit 5.3 and 8.1).

23.5	Consent of Sullivan & Cromwell LLP (included in Exhibit 5.4 and 8.2).